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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section FEB 28 2017 Washington DC

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER		
8-51965		

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
                                   mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Martin Wolf Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2033 N Main St, Ste 1050
                                   (No. and Street)

Walnut Creek   **California**   **94596**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin D. Wolf   **925-355-0110**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, LLP
                  (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   Walnut Creek   California   94596
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Martin D. Wolf**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Martin Wolf Securities LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____
                                                                                                   Signature

President
_____
                                                                                                   Title

Please See Attached CA notary jurat (RP) 2/23/17
Notary Public

This report** contains (check all applicable boxes):

☑   (a)   Facing page
☑   (b)   Statement of Financial Condition.
☑   (c)   Statement of Income (Loss).
☑   (d)   Statement of Cash Flows.
☑   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑   (g)   Computation of Net Capital.
☑   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑   (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑   (l)   An Oath or Affirmation.
☐   (m)   A copy of the SIPC Supplemental Report.
☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JURAT

State of California

County of _CONTRA COSTA_

Subscribed and sworn to (or affirmed) before me on this 23rd day of _February_ 20 _17_,

by _Martin D. Wolf_ ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AMY L. PALMER
Commission # 2077213
Notary Public - California
Contra Costa County
My Comm. Expires Sep 3, 2018

Amy L Palmer
Notary Signature
AMY L. PALMER   comm# 2077213   -   comm. expiration 09/03/2018

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: _"Oath or Affirmation"_

Date of Document: _____ 20___   # of Pages _____
                                                including this page in words

NAME(S) & THUMB PRINT OF AFFIANT(S)

Affiant's Name: _____   ▲   Affiant Name: _____

RIGHT THUMB	RIGHT THUMB

▼

Martin Wolf Securities LLC

December 31, 2016

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Martin Wolf Securities LLC

We have audited the accompanying statement of financial condition of Martin Wolf Securities LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Wolf Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 27, 2017

I

Martin Wolf Securities LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	1,511,580
Accounts receivable		4,566,336
Prepaid expense		1,317
Total Assets	$	6,079,233

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	41,254
Due to member		46,308
Total Liabilities		87,562
Member's Equity		5,991,671
Total Liabilities and Member's Equity	$	6,079,233

See accompanying notes.

2

Martin Wolf Securities LLC

Statement of Income

For the Year Ended December 31, 2016

Revenue		
Investment banking fees	$	6,363,268
Interest and other income		54,544
Total Revenue		6,417,812
Expenses		
Bad debt expense		225,947
Professional fees		39,100
Operating expenses		98,904
Total Expenses		363,951
Net Income	$	6,053,861

Martin Wolf Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2016

January 1, 2016	$	927,810
Distributions		(990,000)
Net income		6,053,861
December 31, 2016	$	5,991,671

Martin Wolf Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	6,053,861
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		225,947
(Increase) decrease in:		
Accounts receivable		(4,781,042)
Prepaid expenses		929
Increase (decrease) in:		
Accounts payable and accrued expenses		11,008
Due to member		10,067
Net Cash Provided by Operating Activities		1,520,770
Cash Flows from Financing Activities		
Distributions		(990,000)
Net Cash Used in Financing Activities		(990,000)
Net Increase in Cash and Cash Equivalents		530,770
Cash and cash equivalents at beginning of year		980,810
Cash and Cash Equivalents at End of Year	$	1,511,580

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2016

1. **Organization**

   Martin Wolf Securities LLC (the "Company") was organized as a California limited liability company on June 25, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. The Company is a wholly owned subsidiary of Martin Wolf Associates Incorporated ("MWA") and operates in Walnut Creek, California. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Accounts Receivable
   Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit loss in existing accounts receivable. No allowance has been provided for in the current year.

   Investment Banking Fees
   Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   Income Taxes
   The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2016

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets recorded at fair value.

Money Market Funds

Valued at closing price in active market.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Money market funds	$ 127,936	$ -	$ -	$ 127,936
Total assets at fair value	$ 127,936	$ -	$ -	$ 127,936

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2016

4. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $1,421,459 which exceeded the requirement by $1,415,622.

5. **Risk Concentration**

    Due to the nature of the merger and acquisition business, the Company's investment banking fees during the period was primarily the result of a few transactions. Approximately 70% of revenue was generated from one customer. At December 31, 2016 98% of accounts receivable was due from one customer.

    Deposits at a financial institution exceeded the federally insured limits by $1,133,644. Additionally, $127,936 was held in an uninsured money market fund at year end.

6. **Related Party Transaction**

    Martin Wolf Associates Incorporated (MWA) is the Company's sole member. MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. **Subsequent Events**

    The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2016

Net Capital

Total member's equity	$	5,991,671
Less: Non-allowable assets		
Accounts receivable		4,566,336
Prepaid expense		1,317
Total non-allowable assets		4,567,653
Net capital before haircuts		1,424,018
Less: haircuts		2,559
Net Capital	$	1,421,459
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $87,562 or $5,000, whichever is greater		5,837
Excess Net Capital	$	1,415,622

Reconciliation with Company's Net Capital Computation (Inlcuded in Part II of Form X-17A5 as of December 31, 2016)

Net capital as reported in Company's		
Part II of Form X-17A-5 as of December 31, 2016	$	1,421,459
Decrease in stockholder's equity		(225,000)
Decrease in non-allowable assets		225,000
Net Capital Per Above Computation	$	1,421,459

See accompanying notes.

10

Martin Wolf Securities LLC
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Member of
Martin Wolf Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Martin Wolf Securities LLC (the "Company") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5)   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walnut Creek, California
February 27, 2017


SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12 31 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
22*23*******3198*****************MIXED AADC 220
51965   FINRA   DEC
MARTIN WOLF SECURITIES LLC
MARTIN WOLF
2033 N MAIN ST STE 1050
WALNUT CREEK CA 94596-3764
```

Note: If any of the information shown on the mailing label requires correction, please email any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

A. General Assessment (item 2e from page 2) $ 16,044

B. Less payment made with SIPC-6 filed (exclude interest:

7/13/16   1,707

C. Less prior overpayment applied

D. Assessment balance due or (overpayment)   14,337

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,337

PAYMENT: ☐ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $_____

G. Subtotal of amount carried forward $_____

H. Overpayments carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 13 day of Feb , 20 17 .

Martin/Wolf Securities LLC
_____
President

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

	Dates:		
	Postmarked	Received	Reviewed
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:		
	Disposition of exceptions:		

1

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
22*23*******3198********************MIXED AADC 220
51965   FINRA   DEC
MARTIN WOLF SECURITIES LLC
MARTIN WOLF
2033 N MAIN ST STE 1050
WALNUT CREEK CA 94596-3764
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 16,044

   B. Less payment made with SIPC-6 filed (exclude interest) (1,707)
      7/13/16
      Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 14,337

   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 14,337

   G. PAYMENT: ✓ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐
      Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

martin wolf Securities LLC
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the **13** day of **Feb** 20**17**.

President
Title

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030). $ 6,417,813

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising. printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities; from the business of insurance. from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions. floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   51

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills. bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

      (Deductions in excess of $100.000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions   51

2d. SIPC Net Operating Revenues $ 6,417,762

2e. General Assessment @ .0025 $ 16,044

to page 1 line 2.A.

2

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Martin Wolf Securities LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Martin Wolf Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 27, 2017

martinwolf

January 21, 2017

SEA 15c3-3 Exemption Report

I, Martin D. Wolf, President of Martin Wolf Securities LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Sincerely,

Martin D. Wolf
President

MDW/lty

2033 North Main Street   925.355.0110 p
Suite 1050   martinwolf.com
Walnut Creek, CA 94596